FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report, filed on February 28, 2007 for News Release dated January 18, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: March 6, 2007

By:    “J.G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

March 6, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 18, 2007

Item 3.

Press Release

January 18, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 12th day of February, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

January 18, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

INITIAL RC DRILL RESULTS CONFIRM AND EXPAND

CONTINUITY OF GOLOUMA SOUTH GOLD MINERALIZATION

HIGHLIGHTS

♦

STEP-OUT AND IN-FILL RC DRILLING CONFIRMS SIGNIFICANT GOLD INTERSECTIONS AT GOLOUMA SOUTH ZONE INCLUDING 24.58 G/T GOLD OVER 9 METRES, 11.90 G/T GOLD OVER 8 METRES AND 3.73 G/T GOLD OVER 15 METRES RESPECTIVELY.

♦

DIAMOND CORE DRILLING CONTINUING AT GOLOUMA NORTHEAST, WHERE VISIBLE GOLD INTERSECTED IN TWO HOLES AND AT MAKI MEDINA WHERE BROAD ALTERATION TO 25 METRES IN MULTIPLE ZONES INTERSECTED.

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide results for the initial 10 reverse circulation drill holes at its Sabodala Property in eastern Senegal.   All ten holes were drilled at the Golouma South gold zone just prior to the Christmas break.

The following table outlines the significant results from the in fill and step-out reverse circulation drilling at Golouma South.   Previous core drilling has returned results that included 23 metres at 6.64 g/t gold in hole DH-11, 17 metres at 7.06 g/t gold in DH-14, 9 metres at 9.70 g/t gold in DH-43 and 16 metres at 4.99 g/t gold in DH-61.   (See previous releases for details).

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-01	3035N/5130E	110/-70	44.0-51.0 81.0-86.0	7.0 5.0	2.76 2.46
RC-02	3100N/5164E	110/-60	47.0-54.0 incl.51.0-53.0 81.0-84.0	7.0 2.0 3.0	9.01 26.41 2.55
RC-03	3115N/5125E	110/-60	76.0-82.0	6.0	9.78
RC-04	3130N/5090E	110/-60	No significant results
RC-05	3075N/5140E	110/-60	80.0-84.0 111.0-126.0 incl.112.0-113.0 and121.0-126.0	4.0 15.0 1.0 5.0	9.80 3.73 31.34 4.18
RC-06	3090N/5105E	110/-60	114.0-117.0	3.0	6.32
RC-07	3105N/5065E	110/-60	147.0-149.0	2.0	1.08
RC-08	3045N/5170E	110/-55	8.0-16.0 incl. 9.0-11.0 25.0-27.0 30.0-46.0	8.0 2.0 2.0 16.0	11.90 27.04 3.00 3.13
RC-09	2995N/5150E	110/-55	34.0-36.0	2.0	4.89
RC-10	2925N/5120E	110/-60	94.0-103.0 incl.99.0-101.0	9.0 2.0	24.58 98.77

All RC drill holes assay intervals are based on one metre sample composites within the mineralized zone.   The attitude of mineralized intervals varies and may not represent true widths.

These new drill results confirm and expand the lateral and depth continuity of gold mineralization previously identified at Golouma South by both excavator trenching and diamond core drilling.   Combined trenching, core and RC drilling results have now intersected the Golouma South gold zone mineralization over a minimum 400-metre strike extent.  The Golouma South gold zone remains open to expansion, especially to the south where RC-10, the southernmost hole completed to-date, intersected 9 metres at 24.58 g/t gold.   RC drilling is continuing up-dip, down-dip and along trend to the south of Oromin hole RC-10 utilizing a 40-metre grid and drill hole spacing leading towards the undertaking of a future resource study.

Drilling re-started at Sabodala on January 11, 2007.   Oromin is presently drilling with two core rigs and one reverse circulation rig and has sourced additional reverse circulation rigs that are expected to arrive at Sabodala in the first half of 2007.  The two diamond core rigs are presently drilling at the recently discovered Golouma Northeast and Maki Medina zones and the reverse circulation drill rig is at Golouma South.  The RC drill rigs will focus on 40 metre centre-drilling of known mineralized zones as a precursor to future resource calculations whereas the diamond core rigs will be used to broadly define the lateral and vertical extent of gold zones and deeper drilling requirements.  Upcoming drilling will be directed at Niakafiri South, Masato, Golouma West as well as more recent discoveries at Sabodala North, Masato North, Sekoto and Kinemba.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE